Exhibit 99.1
A note from Eido Gal, CEO, Riskified

Hi everyone,

I’m reaching out to share a difficult update – we will be reducing the size of our global team, with an expected impact of approximately 6% to our current workforce.

Individuals whose roles are impacted or whose roles are being considered for reduction have just been notified. I ask for your sensitivity and thoughtfulness as we focus on assisting those who will be leaving Riskified. We will communicate directly with those impacted about how we plan to help in terms of severance packages and other support.

You will hear more from me and other leaders soon, but I also want to share some broader context upfront for a better understanding of this decision.

Since going public over two years ago, we have faced a challenging macro environment – resulting in lower growth rates than our historical norm which is not where we aspire to be longer-term. We’ve worked diligently over this period to better align our expenses to our revenues and to strengthen and optimize our business, while driving innovation across every function. And while I am proud of our ability to continuously grow our revenues while simultaneously lowering expenses, we still need to progress faster toward our long-term EBITDA targets. As a result, the next logical step involves reducing the size of our workforce to further rightsize our expense base.

While this reduction is broad based, not all teams will be impacted in the same way. For example, our HR and recruiting functions will see a larger impact as will our operational teams. We are also eliminating some management layers, and combining smaller teams to be more streamlined and drive efficiencies.

The decision to part ways with talented people was not taken lightly. I have no doubt that those leaving Riskified will continue to excel in their careers and do great and interesting things. I’m grateful for their many and important contributions over the years. I understand that this process may be difficult and disruptive – I apologize for that. Despite this, I'm confident we will emerge a stronger company that is better positioned for the opportunities ahead of us in 2024 and beyond. I am thankful for all of your contributions in striving to make Riskified the best possible company it can be.

As far as next steps, department leaders will be setting up meetings to discuss further. In addition, we will have a company meeting to address this topic and answer questions.

Eido